Mail Stop 6010


	November 30, 2006


Michael Gray
Chief Financial Officer
Mellanox Technologies, Ltd.
2900 Stender Way
Santa Clara, California 95054

Re:	Mellanox Technologies, Ltd.
	Amendment No. 1 to Registration Statement on Form S-1
	Filed November 14, 2006
	Registration No. 333-137659

Dear Mr. Gray:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1. We note from the last paragraph of your response to prior comment
6 that you do not intend for your disclosure to suggest that your products deliver performance or capabilities that exceed the specifications established by the InfiniBand standard. Please revise your disclosure to make this clear or to clarify how your products deliver industry-leading performance and capabilities.

2. Please disclose in the summary the current market share of InfiniBand-based products in the total high performance interconnect market.

The Offering, page 3

3. We note the revisions you have made throughout your prospectus in response to prior comment 12. Please update your disclosure to update for any disclosure regarding the exercise or expiration of the warrants through November 19, 2006.

4. Please disclose in this section, and in your "Capitalization" section, the automatic provisions which increase the number of shares available for future issuance under your 2006 Global Share Incentive
Plan and disclose the maximum number of ordinary shares that may be issued or transferred under that plan.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 30
General, page 30

5. Please refer to prior comment 21. Please revise your Management`s
Discussion and Analysis to quantify the known or expected impact of your repayment obligations under the OSC agreements. We note that the repayment of approximately $2.5 million appears to be material future cash outflow. Please revise or advise.

Business, page 42

6. We note your enhanced disclosure in response to prior comment
25.
As requested by the last sentence of that prior comment, please also discuss, based on your knowledge of the industry, any recent advances in the alternative standards that have closed the gap between those standards and InfiniBand in terms of the relevant metrics. We note, for example, from the industry reports that you provided that more recent generations of interconnect products based on the Ethernet standard have sought to reduce the limitations of those products in terms of bandwidth and latency.

7. We refer to the table at the top of page 47. Based on your knowledge of the industry, please characterize for each of the Enterprise Data Center, High-Performance Computing and Embedded markets whether there is current market demand for interconnect products that provide bandwidths higher than those provided by the products that currently occupy the largest market share within those respective markets. For example, please characterize the current market demand for storage area networking interconnect products that support bandwidths higher than 4Gb/s.

8. We note your added disclosure regarding latency in the second full paragraph on page 47. In order to further clarify how your InfiniBand products compete on the latency metric, please expand your disclosure to provide more details which more specifically compare and contrast the latency aspects of products based on the Myrinet, Ethernet and InfiniBand standards and charaterize what the end-user markets demand in this regard.

9. We note the data under Tab F of the industry materials that you separately provided to us. Please tell us when such measurements were made and whether the TCP latency results were based on tests using Gigabit or 10 Gigabit Ethernet chipsets.

Overview of the InfiniBand Standard and OpenFabrics, page 45

10. We note your response to prior comment 27. We also note your disclosure in the second to last paragraph of this section that based on the IDC data, you estimate that usage of InfiniBand in servers will represent approximately 10% of the projected servers market in
2010. Given that estimation, please revise your disclosure to further clarify how and when you believe that products based on the
InifiBand standard are expected to become the leading high-performance interconnect solution.

Management, page 60

11. Please disclose when Ms. Johnson joined MarketTools, Inc. and define the acronym "MRP."

Nominating and Corporate Governance Committee, page 65

12. We note the disclosure you have added that you "intend to establish a nominating and corporate governance committee."
Please
clarify whether, consistent with your disclosure in the first paragraph under "Board Committees" on page 64, you will have a nominating and corporate governance committee as of the closing of your offering.

Principal Shareholders, page 81

13. Please expand your disclosure in footnote 5 to identify the natural persons with voting or investment power over the shares held by CMS Partners LLC.

Financial Statements

Consolidated Balance Sheets, page F-4

14. Please refer to prior comment 48. We will review the pro forma data once you complete the disclosures.

Note 8 - Commitments and Contingencies, page F-19

Royalty Obligations, page F-19

15. Please refer to prior comment 54. We have the following additional comments:
* We note from your response that you are not required to repay the funding if the research and development activities "fail to lead to products that generate revenue." Please reconcile this with the disclosure on page 17, which states "pursuant to a merger or similar transaction, the consideration available to our shareholders may be reduced by the amounts we are required to pay to the OCS" and "if we fail to comply with the conditions imposed by the OCS...we may be required to refund any payments previously received, together with interest and penalties." Please refer to Appendix 5 of the International Reporting and Disclosure Issues in the Division of Corporation Finance dated November 1, 2004, which states that for government grants from the OCS, "if it is probable that the registrant will have to repay any amount of the grants received, those amounts should be recorded as a liability."
* If you believe it is not probable that you will have to repay any amount of these grants, revise to disclose, if true, that the refund of the grants is contingent on future sales and you have no obligation to refund these grants if sales are not generated.
* Revise to present the amount of grants separately on the face of the statement of operations; i.e., gross research and development less grants equals net research and development.

We may have additional comments after reviewing your response.

16. Please refer to prior comment 55. We note from your response that the only impact of manufacturing your IC products outside of Israel is the obligation to repay between 120% and 300% of the amount granted from OCS. Please revise the filing to quantify the amount you will have to repay and the period during which it will occur.

Note 11 - Share Option Plans, page F-23

17. Please refer to prior comment 57. Please update the option activity to the most recent practical date. We note that you have not disclosed an estimated offering price. Be advised that we are deferring final evaluation until the estimated offering price is specified.

Exhibits

18. We note from the second paragraph of your response to comment
2
that you sponsored one of the industry reports. Please file the consent of any third-party who provided data in a report that you commissioned that is disclosed in the prospectus.

*  *  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any registration statement for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kevin Kuhar at (202) 551-3662 or Angela Crane at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3800 with any other
questions.

	Sincerely,



	Peggy A. Fisher
	Assistant Director


cc (via fax):  Alan C. Mendelson, Esq.
	Mark V. Roeder, Esq.
Michael Gray
Mellanox Technologies, Ltd.
November 30, 2006
Page 5